SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Attached is the Company’s Press Release dated May 5, 2006, entitled “ViryaNet Signs Definitive Agreement for a $1.1 Million Private Placement”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

Date: May 8, 2006	By:	/s/ ALBERT A. GABRIELLI
	Name:	Albert A. Gabrielli
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press release issued by the Company dated May 5, 2006, entitled “ViryaNet Signs Definitive Agreement for a $1.1 Million Private Placement”

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Contacts:

Albert Gabrielli	Jack McAvoy
ViryaNet	ViryaNet
508-490-8600, ext 3038	508-490-8600, ext 3090

VIRYANET SIGNS DEFINITIVE AGREEMENT FOR A $1.1 MILLION PRIVATE PLACEMENT

Southborough, Mass. — May 5, 2006 — ViryaNet Limited (Nasdaq: VRYA), a leading provider of solutions that automate business processes for mobile workforce management and field service delivery, today announced that it has signed a definitive agreement for a private placement of the Company’s Ordinary Shares with a group of investors, including two existing shareholders and other institutional investors.

Under the terms of the agreement, upon closing ViryaNet will issue 1,171,459 Ordinary Shares to the investors at a price of $0.939 per share. The price per share was determined to be the average of the closing price of ViryaNet’s shares in the 20 trading days preceding the signing of the agreement. The investors will also receive warrants to purchase 234,292 Ordinary Shares of ViryaNet at an exercise price of $1.13 per share. The exercise price per share of the warrants is 120% of the purchase price for the equity investment.

When issued, the Ordinary Shares will not be registered under the Securities Act of 1933, and may not be subsequently offered or sold by the investors without registration or an applicable exemption from the registration requirements. ViryaNet has agreed to use its best efforts to file a registration statement with the SEC covering the resale of the Ordinary Shares from this transaction within six months following the closing of the investment.

About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization’s service operations. ViryaNet’s products enable companies in the utilities, telecommunications, retail and general service sectors to manage and optimize mission-critical business processes, resulting in increased service revenues, decreased service costs, and maximized customer satisfaction. The robust set of applications help companies improve workforce scheduling, dispatching, and activity reporting; customer contract and entitlement automation; and asset, logistics, and depot repair management. Visit ViryaNet at www.viryanet.com.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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